Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 12, 2020
Relating to Registration Statement No. 333-232492

CAPITAL SOUTHWEST CORPORATION
$50,000,000
5.375% Notes due 2024
PRICING TERM SHEET
August 12, 2020

The following sets forth the final terms of the 5.375 % Notes due 2024 and should only be read together with the preliminary prospectus supplement dated August 12, 2020, together with the accompanying prospectus dated August 15, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

On September 27, 2019 and October 8, 2019, the Company issued $65,000,000 and $10,000,000, respectively, in aggregate principal amount of its the 5.375% Notes due 2024 (collectively, the “Existing Notes”) pursuant to an indenture dated October 23, 2017 (the “Base Indenture”) as supplemented by the Second Supplemental Indenture dated September 27, 2019 (the “Second Supplemental Indenture” and, together with the Base Indenture, the “indenture”) between the Company and U.S. Bank National Association, as trustee. The securities hereby offered (the “New Notes”) are being issued as “Additional Notes” under the indenture. The Existing Notes and the New Notes are collectively referred to in this Pricing Term Sheet as the “Notes.”

Issuer:	Capital Southwest Corporation
Security:	5.375% Notes due 2024
Expected Rating*:	A- (Egan-Jones)
Aggregate Principal Amount:	$50,000,000 (the “New Notes”). The New Notes will be part of the same series of notes as the $75,000,000 aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible and treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the Notes will be $125,000,000.
Maturity:	October 1, 2024
Trade Date:	August 12, 2020
Settlement Date**:	August 17, 2020 (T+3)
Use of Proceeds:	Repayment of outstanding debt under Credit Facility
Price to Public (Issue Price):	100.00%, plus accrued and unpaid interest from April 1, 2020 up to, but not including, the date of delivery of the New Notes
Aggregate Accrued Interest:	$1,015,277.78 of accrued interest from April 1, 2020 up to, but not including, the date of delivery of the New Notes
Coupon (Interest Rate):	5.375%
Yield to Maturity:	5.373%
Interest Payment Dates:	April 1 and October 1 of each year, commencing October 1, 2020

Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 12, 2020
Relating to Registration Statement No. 333-232492

Optional Redemption:
The Company may redeem some or all of the Notes at any time, or from time to time, at a redemption price (as determined by the Company) equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date:
a.100% of the principal amount of the Notes to be redeemed or
b.the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if the Company redeems any Notes on or after July 1, 2024 (the date falling three months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Offer to Purchase upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event (as defined in the “Description of the Notes”) occurs prior to maturity, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.
Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	140501 AA5
ISIN:	US140501AA55
Underwriting Discount:	2.000%
Book-Running Manager:	Raymond James & Associates, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the New Notes will be required, by virtue of the fact that the New Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Capital Southwest Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Capital Southwest Corporation and should be read carefully before investing.

The information in the Preliminary Prospectus and in this announcement is not complete and may be changed. The Preliminary Prospectus and this announcement are not offers to sell any securities of Capital Southwest Corporation and are not soliciting an offer to buy such securities in any state where such offer and sale is not permitted.

Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 12, 2020
Relating to Registration Statement No. 333-232492
A shelf registration statement relating to these securities is on file with and has been declared effective by the Securities and Exchange Commission. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, copies the Preliminary Prospectus may be obtained from: Raymond James & Associates, Inc., 800 Carillon Parkway, St. Petersburg, Florida 33716, email: prospectus@raymondjames.com, tel: 800-248-8863.